UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 -----------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                MIDWAY GAMES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   598-148-104
                                 (CUSIP Number)

                               Sumner M. Redstone
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  April 6, 1998
             (Date of Event which Requires Filing of this Statement)


            ---------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No.         598-148-104

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                              SUMNER M. REDSTONE
     ---------------------------------------------------------------------------
                              S.S. No.
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See Instructions)

     /  /     (a)
                    ------------------------------------------------------------
     /  /     (b)
                    ------------------------------------------------------------

(3)  SEC Use Only
                    ------------------------------------------------------------

(4)  Sources of Funds (See Instructions)          N/A
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e).
                    ------------------------------------------------------------

(6)  Citizenship or Place of Organization         United States
                                             -----------------------------------
- --------------
Number of           (7)  Sole Voting Power             4,182,065
  Shares                                          ------------------------------
Beneficially        (8)  Shared Voting Power
 Owned by                                         ------------------------------
   Each             (9)  Sole Dispositive Power        4,182,065
Reporting                                         ------------------------------
  Person            (10) Shared Dispositive Power
  With                                            ------------------------------
- --------------

(11) Aggregate Amount Beneficially Owned by Each Reporting
                                   8,354,836*
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                         -------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)     21.7%
                                                       -------------------------

(14) Type of Reporting Person (See Instructions)            IN
                                                  ------------------------------

- --------------
*Includes shares owned by National Amusements, Inc.

CUSIP No.         598-148-104

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                              NATIONAL AMUSEMENTS, INC.
     ---------------------------------------------------------------------------
                              I.R.S. No.  04-2261332
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See Instructions)

     /  /     (a)
                    ------------------------------------------------------------
     /  /     (b)
                    ------------------------------------------------------------

(3)  SEC Use Only
                    ------------------------------------------------------------

(4)  Sources of Funds (See Instructions)          N/A
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e).
                    ------------------------------------------------------------

(6)  Citizenship or Place of Organization         Maryland
                                             -----------------------------------
- --------------
Number of           (7)  Sole Voting Power             4,172,771
  Shares                                          ------------------------------
Beneficially        (8)  Shared Voting Power
 Owned by                                         ------------------------------
   Each             (9)  Sole Dispositive Power        4,172,771
Reporting                                         ------------------------------
  Person            (10) Shared Dispositive Power
  With                                            ------------------------------
- --------------

(11) Aggregate Amount Beneficially Owned by Each Reporting
                                   4,172,771
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                         -------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)     10.8%
                                                       -------------------------

(14) Type of Reporting Person (See Instructions)            CO
                                                  ------------------------------

Item 1.        Security and Issuer.
               -------------------

               The  class of  equity  securities  to  which  this  Statement  on
Schedule 13D relates is the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 3401 North Carolina Avenue, Chicago, IL 60618.


Item 2.        Identity and Background.
               -----------------------

               This Statement is being filed by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI").

               NAI has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, United Kingdom and South America and holding the common stock of Viacom. 75% of the issued and outstanding shares of capital stock of NAI are beneficially owned by Mr. Sumner M. Redstone, as trustee of various trusts.

               Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board, President and Chief Executive Officer of NAI and Chairman of the Board, Chief Executive Officer of Viacom Inc.

               The  executive  officers  and  directors  of NAI are set forth on
Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

               (a)  Name;

               (b)  Residence or business address; and

               (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

               During the last five years, neither of the Reporting Persons nor any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               All of the directors of NAI, including Mr. Sumner M. Redstone, are citizens of the United States.


Item 3.        Source and Amount of Funds or Other Consideration.
               --------------------------------------------------

               The Common Shares were acquired by the Reporting Persons pursuant to a tax free spin-off to holders of record of Common Stock, par value $.50 per share ("WMS Common Stock"), of WMS Industries Inc. ("WMS") as of March 31, 1998 (the "Record Date").

Item 4.        Purpose of Transaction.
               -----------------------

               The Common Shares were acquired by the Reporting Persons pursuant to a tax free spin-off from WMS on the basis of 1.19773 Common Shares of the Issuer for each share of WMS Common Stock owned as of the Record Date. The Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them. Notwithstanding the foregoing, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.        Interest in Securities of the Issuer.
               -------------------------------------

               (a) NAI is currently the beneficial owner, with sole dispositive and voting power, of 4,172,771 shares, or approximately 10.8%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of the Record Date).

               (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 4,182,065 shares, or approximately 10.9%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of the Record Date). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 4,172,771 shares of the issued and outstanding Common Shares of the Issuer, for a total of 8,354,836 Common Shares, or approximately 21.7% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of the Record
                    Date).

               (c) Ms. Shari Redstone, a director and executive officer of NAI, is currently the beneficial owner, with sole dispositive and voting power of 9,581 shares, or less than 1% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of the Record Date).

               (d) Mr. Philippe P. Dauman, a director of NAI, is currently the beneficial owner, with sole dispositive and voting power of 5,988 shares, or less than 1% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of the Record Date).

               (e) Mr. George Abrams, a director of NAI, is currently the beneficial owner, with sole dispositive and voting power of 2,395 shares, or less than 1% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of the Record Date).

                                   Signatures
                                   ----------

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



April 16, 1998                               /S/  Sumner M. Redstone
                                             ---------------------------
                                             Sumner M. Redstone,
                                             Individually



                                        National Amusements, Inc.


                                        By:  /S/  Sumner M. Redstone
                                             ---------------------------
                                             Sumner M. Redstone,
                                             Chairman, President and
                                             Chief Executive Officer

                                   Schedule I
                               Executive Officers
                               ------------------

                                                                                  Name and Address
                                                                                  of Corporation or
                    Business or                   Principal Occupation            Other Organization
Name                Residence Address             or Employment                   in which Employed
- ----                -----------------             ---------------------           -------------------


Sumner M.           Viacom Inc.                   Chairman of the Board, Chief    National Amusements, Inc.
Redstone*           1515 Broadway                 Executive Officer of Viacom     200 Elm Street
                    New York, NY  l0036           Inc., Chairman of the Board,    Dedham, MA  02026
                                                  President and Chief Executive
                                                  Officer of National
                                                  Amusements, Inc.

Shari Redstone*     National Amusements, Inc.     Executive Vice President of     National Amusements, Inc.
                    200 Elm Street                National Amusements, Inc.       200 Elm Street
                    Dedham, MA                                                    Dedham, MA  02026

Jerome Magner       National Amusements, Inc.     VP and Treasurer of National    National Amusements, Inc.
                    200 Elm Street                Amusements, Inc.                200 Elm Street
                    Dedham, MA  02026                                             Dedham, MA  02026

                                    DIRECTORS
                                   ---------


George S. Abrams    Winer & Abrams                Attorney                        Winer & Abrams
                    60 State Street                                               60 State Street
                    Boston, MA  02109                                             Boston, MA  02109

David Andelman      Lourie and Cutler             Attorney                        Lourie and Cutler
                    60 State Street                                               60 State Street
                    Boston, MA  02109                                             Boston, MA  02109

Philippe P.         Viacom Inc.                   Deputy Chairman, Executive      Viacom Inc.
Dauman              1515 Broadway                 Vice President, General         1515 Broadway
                    New York, NY  l0036           Counsel and Chief               New York, NY  l0036
                                                  Administrative Officer of
                                                  Viacom Inc.

Martin Davis        Wellspring Associates Inc.    President of Wellspring         Wellspring Associates Inc.
                    620 Fifth Avenue              Associates                      620 Fifth Avenue
                    New York, NY  10020                                           New York, NY  10020

Brent D.            c/o Showtime Networks Inc.    Director of National            National Amusements, Inc.
Redstone            8101 E. Prentice Avenue       Amusements, Inc.                200 Elm Street
                    Suite 704                                                     Dedham, MA  02026
                    Englewood, CO 80111

Phyllis Redstone    98 Baldpate Hill Road         N/A                             N/A
                    Newton Centre, MA  02159
                    (Residence)

- -------------------
*Also a Director